FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                 No        X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding connected transaction of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 30, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
CAPITAL INCREASE IN XIAPU NUCLEAR

On 29 July 2020, the Company entered into the Capital Increase Agreement with the existing shareholders of Xiapu Nuclear, being Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment. Pursuant to the Capital Increase Agreement, the Company, Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment shall inject new capital by way of cash in accordance with their existing proportions of shareholding. The Company shall use its own internal fund to pay Xiapu Nuclear RMB63 million as the consideration of the Capital Increase. Upon the completion of the Capital Increase, the amount of the registered capital of Xiapu Nuclear shall be increased to RMB890 million and the Company’s shareholding in Xiapu Nuclear shall remain unchanged at 22.50%.

Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). At the same time, the Company, Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment respectively hold 22.50%, 30%, 22.50%, 10%, 10% and 5% equity interest in Xiapu Nuclear. Huaneng Group and HIPDC are connected persons of the Company; Huaneng Nuclear and Xiapu Nuclear are its associates. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

In the past 12 months, the existing shareholders of Xiapu Nuclear conducted a pro rata capital increase to Xiapu Nuclear. The Company has paid RMB33.75 million with its own funds. According to the requirements of Rules 14A.81 and 14.22 of the Hong Kong Listing Rules, the Company’s capital increase to Xiapu Nuclear in 2019 and the Capital Increase are required to be aggregated. As the amount of capital increase, in aggregate, exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase is only subject to compliance with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HIPDC AND XIAPU NUCLEAR

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity of the Company is 108,111 MW and the equity-based generation capacity is 94,878 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is principally engaged in the investment, construction and management of power plants and related projects, including raising domestic and foreign funds, importing complete sets, supporting equipment, machinery, etc., as well as providing accessories, materials, fuel, etc. for the construction and operation of power plants.

Huaneng Nuclear, a wholly-owned subsidiary of Huaneng Group, is principally engaged in the development, investment, construction, operation, management and sales of nuclear power; and the development and technical services of nuclear power and related technology.

China Nuclear is principally engaged in the development, investment, construction, operation and management of nuclear power projects and supporting facilities; investment and development of clean energy project; investment and investment management of power transmission and distribution project; nuclear power operation safety technology research and related technical services and consulting business; and power sales.

Ningde Investment is principally engaged in energy investment, equity investment, enterprise asset operation management, urban construction, development and operation of real estate, and undertaking the municipal government’s major project investment and construction tasks.

Fujian Funeng is principally engaged in power generation and heating; related technology research and development, training, technical consulting services for power and new energy industries, etc.

Xiapu Nuclear is principally engaged in development, construction, operation and management of pressurised water reactor power stations and high-temperature gas-cooled reactor nuclear power stations, production and sales of power and related products.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). At the same time, the Company, Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment respectively hold 22.50%, 30%, 22.50%, 10%, 10% and 5% equity interest in Xiapu Nuclear. Huaneng Goup and HIPDC are connected persons of the Company; Huaneng Nuclear and Xiapu Nuclear are its associates. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company and is subject to the reporting and announcement requirement and/or independent shareholders’ approval requirement under the Hong Kong Listing Rules.

The relationship among the Company, Huaneng Group, HIPDC and Xiapu Nuclear is as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited which in turn holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

**
Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

Therefore, under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company; Huaneng Nuclear and Xiapu Nuclear are its associates.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on
29 July 2020. The Company entered into the Capital Increase Agreement with the existing shareholders of Xiapu Nuclear, being Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment. Major terms of the Capital Increase Agreement are as follows:

1.	Date:	29 July 2020

2.	Parties:	(i)	Huaneng Nuclear;

		(ii)	HIPDC;

		(iii)	the Company;

		(iv)	China Nuclear;

		(v)	Fujian Funeng;

		(vi)	Ningde Investment; and

		(vii)	Xiapu Nuclear.

To the best knowledge of Directors, and after making all reasonable enquiries, China Nuclear, Fujian Funeng, Ningde Investment and their ultimate beneficial owners are third parties independent of the Company and its connected persons.

3.	Subscription of share capital:
According to the Capital Increase Agreement, Xiapu Nuclear proposes to increase the registered capital by RMB280 million. Shareholders of Xiapu Nuclear shall inject new capital by way of cash in accordance with its existing proportion of shareholding, of which the Company shall subscribe for RMB63 million, representing 22.50% of the newly increased capital.

4.	Payment method:
Each shareholder of Xiapu Nuclear shall pay the subscription amount in cash into the account of Xiapu Nuclear after the completion of formalities for registration of changes with the industrial and commercial authorities.

5.	Signing and effective time:	The Capital Increase Agreement became effective upon signing by the parties.

The Company shall use its own internal fund to pay Xiapu Nuclear RMB63 million as the consideration of the Capital Increase. Upon the completion of the Capital Increase, the amount of the registered capital of Xiapu Nuclear shall be increased to RMB890 million and the Company’s shareholding in Xiapu Nuclear shall remain unchanged at 22.5%.

INFORMATION REGARDING XIAPU NUCLEAR

Incorporated on 13 July 2015 with the approval of the Administration for Industry and Commerce of Ningde City, Fujian Province, Xiapu Nuclear is an independent legal entity with limited liability jointly established by Huaneng Nuclear, HIPDC, the Company, China Nuclear, Fujian Funeng and Ningde Investment with 30%, 22.5%, 22.5%, 10%, 10%, and 5% shareholding, respectively. It is principally engaged in the construction and operation of a xiapu nuclear project in Fujian, a 600,000- kilowatt high-temperature gas-cooled reactor nuclear power project and 4 million-kilowatt pressurised water reactor nuclear power project.

The capital contributions and shareholding ratios of shareholders of Xiapu Nuclear before and after the Capital Increase are as follows:

Unit: RMB

No.	Name of shareholder	Capital contribution and shareholding ratio	The Capital Increase	Capital contribution and shareholding ratio after the Capital Increase
1	Huaneng Nuclear	183 million (30%)	84 million	267 million (30%)
2	HIPDC	137.25 million (22.50%)	63 million	200.25 million (22.50%)
3	the Company	137.25 million (22.50%)	63 million	200.25 million (22.50%)
4	China Nuclear	61 million (10%)	28 million	89 million (10%)
5	Fujian Funeng	61 million (10%)	28 million	89 million (10%)
6	Ningde Investment	30.5 million (5%)	14 million	44.5 million (5%)
Total		610 million	280 million	890 million

Selected Financial Information of Xiapu Nuclear

The following sets out certain financial information of Xiapu Nuclear as at 31 December 2018 and 31 December 2019, prepared in accordance with the PRC Accounting Standards:

Unit: RMB Ten Thousand

	As at 31 December 2018 (audited)	As at 31 December 2019 (audited)

Operating revenue	0	0
Profit before tax	-113.80	-113.80
Net profit	-113.80	-113.80
Net profit after deduction of extraordinary items	-113.80	-113.80
Total assets	50,358.89	64,206.43
Net assets	45,886.20	60,886.20

Reasons for the Capital Increase and the Impact on the Company

In 2020, the project of Xiapu Nuclear was granted the annual investment budget of RMB280 million and capital budget of RMB280 million. On the account that the project does not yet have the conditions for bank financing loans, the financing needs of Xiapu Nuclear in 2020 are planned to be resolved by shareholders’ injecting new capital in accordance with the existing proportions of shareholding. Xiapu Nuclear will not be consolidated into the accounts of the Company following the completion of the Capital Increase. Accordingly, after completion of the Capital Increase, it will not impose any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

The board of Directors of the Company has approved the resolution regarding the Capital Increase. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being directors of the Company having connected relationship, abstained from voting on the board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

In the past 12 months, the existing shareholders of Xiapu Nuclear conducted a pro rata capital increase to Xiapu Nuclear. The Company has paid RMB33.75 million with its own funds. According to the requirements of Rules 14A.81 and 14.22 of the Hong Kong Listing Rules, the Company’s capital increase to Xiapu Nuclear in 2019 and the Capital Increase are required to be aggregated. As the amount of capital increase, in aggregate, exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase is only subject to compliance with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

DEFINITIONS
“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”	the subscription in an amount of RMB63 million for part of the newly registered capital of Xiapu Nuclear by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by the Company with Huaneng Nuclear, HIPDC, China Nuclear, Ningde Investment and Xiapu Nuclear on 29 July 2020;

“China Nuclear”	China National Nuclear Power Co., Ltd.;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Fujian Funeng”	Fujian Funeng Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Nuclear”	Huaneng Nuclear Power Development Company Ltd.;

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited;

“Ningde Investment”	Ningde City State-owned Properties Investment & Management Co., Ltd.;

“PRC” or “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and
“Xiapu Nuclear”	Huaneng Xiapu Nuclear Power Co., Ltd.

By Order of the Board Huaneng Power International, Inc Huang Chaoquan Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC 30 July 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:     July 30, 2020